Exhibit 3.4
CERTIFICATE OF DESIGNATION
OF
SERIES A-1 PREFERRED STOCK
OF
NATIONSHEALTH, INC.
     We, Glenn Parker, President, and Joshua Weingard, Secretary, of NationsHealth, Inc., (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), in accordance with Section 151 of the General Corporation Law, do hereby certify as follows:
     FIRST: The Second Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance of up to 50,000,000 shares of preferred stock, $0.001 par value (the “Preferred Stock”), in one or more series, with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be stated and expressed in a resolution or resolutions providing for the creation and issuance of any such series adopted by the Board of Directors of the Corporation prior to the issuance of any shares of such series, pursuant to authority expressly vested in the Board of Directors by the Second Amended and Restated Certificate of Incorporation.
     SECOND: The Board of Directors of the Corporation, pursuant to consent to action dated April 27, 2009 duly adopted the following resolution authorizing the creation of a new series of such Preferred Stock, to be known as “Series A-1 Preferred Stock,” stating that 30,000,000 shares of the authorized and unissued preferred stock shall constitute such series, and setting forth a statement of the voting powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as follows:
BE IT RESOLVED, that the terms of the Series A-1 Convertible Preferred Stock shall be as follows:
A. SERIES A-1 PREFERRED STOCK
     30,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series A-1 Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A refer to sections and subsections of this Part A.
     Subject to the terms and conditions set forth in the Agreement and Plan of Merger, dated April 30, 2009 (the “Merger Agreement”), by and among the Corporation, ComVest NationsHealth Holdings, LLC, and NationsHealth Acquisition Corp., the Series A-1 Preferred Stock shall only be issued and become outstanding in the event (i) the Corporation does not pay the outstanding principal balance under that certain 10% Secured Convertible Subordinated Promissory Note (the “Convertible Note”), together with the balance of any unpaid and accrued interest therein, to the lender therein on or before the Maturity Date (as defined in the Convertible Note) and (ii) such lender elects to convert, in accordance with the terms of the

Convertible Note, all, but not less than all, of the outstanding principal balance under the Convertible Note, together with the balance of any unpaid and accrued interest therein, into shares of Series A-1 Preferred Stock at the Series A-1 Original Issue Price (as defined below).
     1. Dividends.
          The Corporation shall not declare, pay or set aside any dividend, whether in cash or property, or make any other distribution, on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required in the Corporation’s Second Amended and Restated Certificate of Incorporation or this Certificate of Designation) the holders of the Series A-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend or distribution on each outstanding share of Series A-1 Preferred Stock in a per share amount equal (on an as converted to Common Stock basis, based on the Series A-1 Preferred Conversion Rate (as set forth in Section 4(b)) to the amount paid or set aside for each share of Common Stock.
      2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.
          (a) Payments to Holders of Series A-1 Preferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, or the consideration received in such transaction, on a pari passu basis for each share of Series A-1 Preferred Stock held by such holder, an amount per share of Series A-1 Preferred Stock equal to the greater of (i) $0.10 (the “Series A-1 Original Issue Price”) plus any dividends declared but unpaid thereon (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock to the holder pursuant to Section 4 immediately before such Liquidation Event (such amount is hereinafter referred to as the “Series A-1 Liquidation Amount”); provided, that all holders of Series A-1 Preferred Stock shall receive the same type of consideration on a per share basis from the assets of the Company or, in the case of an Acquisition or Asset Transfer (each as defined below Section 3(b)), the consideration (whether cash, securities, or other consideration or any combination thereof) received in connection with such Liquidation Event. If, upon any such Liquidation Event, the assets of the Corporation (or the consideration received in an Acquisition or Asset Transfer) available for distribution to its stockholders shall be insufficient to make payment in full to all holders of Series A-1 Preferred Stock of the Series A-1 Liquidation Amount, such assets (or consideration) shall be distributed among the holders of Series A-1 Preferred Stock at the time outstanding, ratably in proportion to their respective amounts which would otherwise be payable in respect of the shares held by them.
          (b) Payments to Holders of Common Stock. Subject to any other Preferred Stock then outstanding, after the payment in full of the Series A-1 Liquidation Amount, the remaining assets of the Corporation legally available for distribution to its stockholders with respect to such Liquidation Event (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock based on the number of shares held by each such holder.
      3. Asset Transfer or Acquisition Rights.
          (a) In the event that the Corporation is a party to and consummates an Acquisition or Asset Transfer, then each holder of Series A-1 Preferred Stock shall be entitled to receive, for each share of Series A-1 Preferred Stock then held, the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Section 2(a).
          (b) For the purposes of this Certificate of Designation, (i) “Acquisition” shall mean (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, or (B) any transaction or series of transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred to any person or persons who were not stockholders of the Corporation immediately prior thereto; provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Corporation, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof; and (ii) “Asset Transfer” shall mean a sale, lease, transfer, exclusive license or other disposition in any transaction or series of transactions, by the Corporation or any of its subsidiaries of all or substantially all of the assets of the Corporation and its subsidiaries, taken as whole (including the capital stock of any subsidiary of the Corporation).
          (c) In the event of any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, the value of such consideration or other property shall be deemed to be its fair market value as determined in good faith by the Board of Directors of the Corporation (the “Board”).
      4. Series A-1 Conversion Rights.
          The holders of the Series A-1 Preferred Stock shall have the following rights with respect to the conversion of the Series A-1 Preferred Stock into shares of Common Stock (the “Series A-1 Conversion Rights”):
          (a) Optional Conversion. Subject to and in compliance with the provisions of this Section 4, each share of Series A-1 Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A-1 Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series A-1 Preferred Conversion Rate (as defined in Section 4(c)) then in effect (as determined in accordance with Section 4(b)) by the number of shares of Series A-1 Preferred Stock being converted.

          (b) Series A-1 Preferred Conversion Rate. Except as otherwise set forth herein, the conversion rate for each share of Series A-1 Preferred Stock in effect at any time for conversion of the Series A-1 Preferred Stock shall be the quotient obtained by dividing the Series A-1 Original Issue Price by the applicable Series A-1 Preferred Conversion Price (as defined in Section 4(b)) then in effect as calculated in accordance with Section 4(c) (the “Series A-1 Preferred Conversion Rate”).
          (c) Series A-1 Preferred Conversion Price. The conversion price for the Series A-1 Preferred Stock shall initially be $0.05 (the “Series A-1 Preferred Conversion Price”), which shall be adjusted from time to time in accordance with this Section 4.
          (d) Mechanics of Conversion. In order for a holder of Series A-1 Preferred Stock to voluntarily convert shares of Series A-1 Preferred Stock into shares of Common Stock, each such holder of Series A-1 Preferred Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the Corporation or any transfer agent for the Series A-1 Preferred Stock, together with written notice to the Corporation that such holder elects to convert all or any number of the shares of the Series A-1 Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state the number of shares of Series A-1 Preferred Stock being converted and such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder or nominees a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash (at the Common Stock’s fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A-1 Preferred Stock in connection with such conversion. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates (or lost certificate affidavit and agreement) representing the shares of Series A-1 Preferred Stock to be converted and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date, and the holder of Series A-1 Preferred Stock entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.
          (e) No Further Adjustment. Upon any such conversion, no adjustment to the Series A-1 Preferred Conversion Price shall be made for any declared but unpaid dividends on the Series A-1 Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.
          (f) Adjustment for Stock Splits and Combinations. If at any time or from time to time after the Effective Date (as defined in below in this Section 4(f)) the Corporation effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the applicable Series A-1 Preferred Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. Conversely, if at any time or from time to time after the Effective Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the applicable Series A-1 Preferred Stock Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4(f) shall become effective at the close of business on the date the subdivision or combination becomes effective. The “Effective Date” shall be the date that this Certificate of Designation is filed with Secretary of State of the State of Delaware.
          (g) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time after the Effective Date the Corporation pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the applicable Series A-1 Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance, as provided below:
               (i) The applicable Series A-1 Preferred Conversion Price shall be adjusted by multiplying such Series A-1 Preferred Conversion Price then in effect by a fraction equal to:
                    (A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and
                    (B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;
               (ii) If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the applicable Series A-1 Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and
               (iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Series A-1 Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Series A-1 Preferred Conversion Price shall be adjusted pursuant to this Section 4(g) to reflect the actual payment of such dividend or distribution, and (B) no such adjustment shall be made if the holders of Series A-1 Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A-1 Preferred Stock had been converted into Common Stock on the date of such event.
          (h) Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time after the Effective Date, the Common Stock (but not the Series A-1 Preferred Stock) issuable upon the conversion of the Series A-1 Preferred Stock is converted into or exchanged for securities, cash or other property whether by reorganization, recapitalization, reclassification, merger, consolidation or otherwise involving the Corporation (other than an Acquisition or Asset Transfer or any other transaction set forth in this Section 4), then, in any such event, each holder of Series A-1 Preferred Stock shall then have the right to convert such shares of Series A-1 Preferred Stock in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which such holder would have been entitled to receive pursuant to such transaction if such holder had converted its shares of Series A-1 Preferred Stock into the Common Stock immediately prior to such reorganization, recapitalization, reclassification, merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A-1 Preferred Stock after such transaction to the end that the provisions of this Section 4 (including adjustment of the applicable Series A-1 Preferred Conversion Price then in effect and the number of shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock) shall be applicable thereafter and be as nearly equivalent as practicable.
          (i) Additional Adjustments. In the event the Company issues any Common Stock or securities exchangeable or convertible into shares of Common Stock after the Effective Date, the Series A-1 Preferred Conversion Price shall be reduced so that the aggregate number of shares of Common Stock issued upon conversion of the Series A-1 Preferred Stock shall be equal to 60.1% of the issued and outstanding shares of Common Stock immediately following such issuance (determined on a fully diluted and as converted to Common Stock basis assuming full conversion or exercise of all of the Company’s convertible securities and Options, including the Series A-1 Preferred Stock issuable under the Bridge Loan and that certain Note Warrant, dated April 30, 2009 (the “Note Warrant”), issued by the Company to MHR (as defined in the Merger Agreement), and, excluding the Notes (as defined in the Merger Agreement)).
          (j) Certificate of Adjustment; No Adjustment of Series A Conversion Price. Upon the occurrence of each adjustment or readjustment of the applicable Series A-1 Preferred Conversion Price pursuant to this Section 4, the Corporation at its expense shall compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. No adjustment in the Series A-1 Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least fifty percent (50%) of the then outstanding shares of Series A-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.
          (k) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any Asset Transfer, or any Liquidation Event, the Corporation shall mail to each holder of Series A-1 Preferred Stock at least ten (10) days prior to the record date specified therein a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description thereof, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, or Liquidation Event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, or Liquidation Event, and in each case the amount per share and character of such exchange applicable to the Series A-1 Preferred Stock and the Common Stock.
          (l) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A-1 Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A-1 Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after such aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share to which the holder would otherwise be entitled, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined in good faith by the Board) on the date of conversion.
          (m) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times when the Series A-1 Preferred Stock shall be outstanding reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A-1 Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A-1 Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A-1 Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.
          (n) Notices. Any notice required by the provisions of this Section 4 to be given to a holder of shares of Series A-1 Preferred Stock shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt, (v) by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission, or (vi) on the date rejected or refused. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

          (o) Payment of Taxes. The Corporation shall pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issuance or delivery of shares of Common Stock upon conversion of shares of Series A-1 Preferred Stock pursuant to this Section 4, excluding any tax or other charge imposed in connection with any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A-1 Preferred Stock so converted were registered and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.
     5. Voting Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A-1 Preferred Stock shall be entitled to cast the number of votes equal to the product of (x) the number of shares of Series A-1 Preferred Stock held by such holder multiplied by (y) the Series A-1 Preferred Conversion Rate in effect immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent, and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation. Except as otherwise required by law, the Series A-1 Preferred Stock shall vote together with the Common Stock on all matters and not as a separate class.